                                 eGroups, Inc.
                               350 Brannan Street
                            San Francisco, CA 94107
                                 (415) 546-2700

                                 June 27, 2000

VIA FACSIMILE AND EDGAR

The Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza Washington, D.C. 20549

     Re: eGroups, Inc. (File No. 333-33162)
         Application for Withdrawal of Registration Statement on Form S-1

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, eGroups, Inc., a Delaware corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-33162, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission on March 23, 2000.

     Pursuant to the Registration Statement, the Registrant proposed to register shares of its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public. The Registrant does not believe that it is in the best interests of its stockholders to proceed with a public offering of the Shares. No securities have been sold pursuant to the Registration Statement, and no activity in pursuit of the subject offering is currently taking place. Accordingly, we respectfully request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

     Should you have any questions regarding this matter, please do not hesitate to contact the undersigned, or Ralph L. Arnheim of Perkins Coie LLP, legal counsel to the Registrant, at (650) 752-6000.


                                        Sincerely,

                                        eGroups, Inc.


                                        By: /s/ MARGARET E. NIBBI
                                        -----------------------------------
                                            Margaret E. Nibbi
                                            Vice President, General Counsel